FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated November 12, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: November 13, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
November 12, 2008	AMEX: SMC

CENTRAL SUN REPORTS THIRD QUARTER 2008

FINANCIAL RESULTS

Central Sun Mining Inc. (“Central Sun” or the “Company”) reports its financial results for the nine months ended September 30, 2008 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Central Sun website at www.centralsun.ca. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release.

Note: A conference call for analysts and investors is scheduled for Monday, November 17, 2008 at 2:00 p.m. (EST).

Financial Highlights

The following are highlights of financial results for the third quarter of 2008 (“Q3 2008”) compared to results for the third quarter of 2007 (“Q3 2007”). The operating results for Q3 2008 reflect only the Limon Mine compared to the two operating mines (Bellavista and Limon mines) in Q3 2007. All expenditures incurred prior to April 30, 2008 on the Orosi Mill Project development costs have been charged to income as these were prior to the receipt of a positive feasibility study.

Q3 2008 Highlights

▪	Gold production was 10,409 ounces at a cash cost of $610 per ounce in Q3 2008 compared to 13,295 ounces at a cash cost of to $569 per ounce in Q3 2007
▪	Gold sales of 11,829 ounces at $863 per ounce in Q3 2008 compared to 13,268 ounces at $684 per ounce in Q3 2007

▪	Income from mining operations increased to $1.7 million in Q3 2008 compared to a loss of $0.6 million in Q3 2007
▪	Revenue increased 12% to $10.2 million in Q3 2008 compared to revenue of $9.1 million in Q3 2007
▪	Net income was $0.4 million (or $nil income per share) in Q3 2008 compared to a loss of $60.2 million (or $1.75 loss per share) in Q3 2007
▪	Cash used in operations totalled $0.7 million in Q3 2008 compared to $4.5 million used in Q3 2007

The following are highlights of financial results for the nine months ended September 30 2008 (“Q3 2008 YTD”) compared to results for the nine months ended September 30 2007 (“Q3 2007 YTD”). Similarly, the operating results for Q3 2008 YTD reflect only the Limon Mine compared to three operating mines in Q1 of 2007 and two operating mines in Q2 and Q3 2007. Also, all expenditures, other than the cost of physical assets, incurred prior to April 30, 2008 on the Orosi Mill Project have been charged to income as these were prior to the receipt of a positive feasibility study.

Q3 2008 YTD Highlights

▪	Gold production was 29,555 ounces at a cash cost of $563 per ounce in Q3 2008 YTD compared to 65,436 ounces at a cash cost of to $484 per ounce in Q3 2007 YTD
▪	Gold sales of 33,704 ounces at $887 per ounce in Q3 2008 YTD compared to 65,892 ounces at $663 per ounce in Q3 2007 YTD
▪	Income from mining operations increased 350% to $7.2 million in Q3 2008 YTD compared to $1.6 million in Q2 2007 YTD
▪	Revenue decreased 32% to $29.9 million in Q3 2008 YTD compared to revenue of $43.7 million in Q3 2007 YTD
▪	Net loss in Q3 2008 YTD was $10.6 million (or $0.18 loss per share) compared to a loss of $58.2 million ($1.69 loss per share in Q3 2007 YTD)
▪	Cash used in operations totalled $11.9 million in Q3 2008 YTD compared to $0.6 million used in Q3 2007 YTD

Cash on hand totalled $2.9 million as at September 30, 2008 compared to $16.8 million as at December 31, 2007.

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Consolidated Statements of Operations (Unaudited)

(US Dollars and shares in thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Sales	$10,207	$9,072	$29,899	$43,682

Cost of sales	7,752	8,908	20,441	39,633
Royalties and production taxes	561	405	1,724	1,890
Depreciation and depletion	49	10	82	30
Accretion expense	150	364	448	497
	8,512	9,687	22,695	42,050
Income (loss) from mining operations before the undernoted items:	1,695	(615)	7,204	1,632
Expenses and other income:
General and administrative	1,010	1,458	3,821	4,037
Bellavista Mine write-down	—	53,797	—	53,797
Orosi Mine - Mill Project	453	377	7,242	618
Care and maintenance	1,497	2,287	3,829	3,052
Stock based compensation	615	270	2,826	933
Exploration	1,247	530	3,640	1,483
Net insurance recovery	(3,191)	—	(3,191)	—
Other (income) expense	(312)	858	(384)	(6,172)
	1,319	59,577	17,783	57,748
Income (loss) from continuing operations, before taxes	376	(60,192)	(10,579)	(56,116)

Income tax expense	—	—	—	(1,865)
Income (loss) from continuing operations, after taxes	376	(60,192)	(10,579)	(57,981)

Loss from discontinued operations, net of taxes	—	(46)	—	(170)

Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)

Loss per share from continuing operations – basic and diluted	$—	$(1.75)	$(0.18)	$(1.69)
Loss per share from discontinued operations, net of tax – basic and diluted	—	—	—	—
Loss per share – basic and diluted	$—	$(1.75)	$(0.18)	$(1.69)

Weighted average number of shares outstanding	59,910	34,475	59,554	34,446

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Limon Mine

For the three month period ended September 30, 2008, the Limon Mine has increased gold ounces sold by 54% (Q3 2008 - 11,829; Q3 2007 - 7,678) and increased gold ounces produced by 30% (Q3 2008 - 10,409; Q3 2007 - 7,992). Similarly, for the nine month period ended September 30, 2008, the Limon Mine has increased gold ounces sold by 24% (Q3 2008 YTD – 33,704; Q3 2007 YTD - 27,149) and increased gold ounces produced by 6% (Q3 2008 YTD – 29,555; Q3 2007 YTD -27,928).

Limon Mine cash operating cost for the first nine months of 2008 were $563 per ounces compared to $511 in the same comparable period in 2007.

Projected gold sales for fiscal 2008 are now expected to be in the range of 43,000 to 44,000 ounces. As a result of ongoing increases in production input costs, Central Sun estimates a revised full year cash operating cost of approximately $560 - $590 per ounce. Many production inputs, such as fuel, hydro and consumables have been increasing steadily over the past few years. With the recent decreases in commodity prices, the Company is beginning to see decline in the cost of fuel, oil, consumables and other products.

Orosi Mill Project

On September 10, 2008, the Company announced that it had entered into a non-binding term sheet with a banking institution with respect to a $22.5 million debt financing to complete the Orosi Project. However, as announced on October 16, 2008, due to the current global financial situation, the banking institution was unable to proceed with the debt financing. Consequently, the Company has temporarily suspended the Orosi Project and implemented various cost cutting strategies in light of this announcement. The Company is in active discussions with various other financial institutions with respect to debt or other financing for the Orosi Project including ongoing discussions with the current bridge loan lenders.

Conference call

Central Sun has scheduled a conference call for analysts and investors on Monday, November 17, 2008 at 2:00 p.m. (EST) to discuss its third quarter 2008 results and provide an update on its exploration and operations activities.

Messrs. Peter Tagliamonte, President and Chief Executive Officer; Bill Pearson, Executive Vice President, Exploration; Graham Speirs, Chief Operating Officer and Denis Arsenault, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-695-9753 or 1-877-461-2814 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.centralsun.ca.

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An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode 3275221#) until November 24, 2008 11:59 p.m. (EST) An archived recording of the webcast will also be available on the Company’s website.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an interest in the Mestiza-La India, a gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter W.Tagliamonte, President and Chief Executive Officer or

Denis C. Arsenault, Chief Financial Officer

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the ability to secure additional funding for the Orosi Mine Project, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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